EXHIBIT  9

New appointment of Representative Juristic-Person Director

Date of events: 2012/08/29

Contents:

1.Date of occurrence of the change:2012/08/29

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.Name and resume of the replaced person: Shaio-Tung Chang, President of the Company; Master of Management Science, National Chiao Tung University

4.Name and resume of the replacement: Yen-Sung Lee, President of the Company; Ph.D. in Information Engineering, National Chiao Tung University

5.Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act

6.Original term (from                      to                     ):2010/06/18 ~ 2013/06/17

7.Effective date of the new appointment:2012/08/29

8.Any other matters that need to be specified: None